Exhibit 99.1


                               [GRAPHIC OMITTED]

                                  RELEVANT FACT
                           EXTENSION OF BUYBACK PERIOD

We hereby announce that the Board of Directors of METALURGICA GERDAU S.A. and GERDAU S.A. have met on this date in keeping with statutory requirements and with the terms of Instructions 10/80 and 268/97 of the Brazilian Securities Commission (CVM), and have decided to authorize the extension of the stock buyback program by said companies of shares issued by them, to remain in treasury and for later cancellation, approved at the Board of Directors' meeting held on May 30th, 2005.

Such acquisitions will be carried out using cash funds of existing profit reserves and according to the following limits:

                             METALURGICA GERDAU S.A.

Up to 7,150,000 preferred shares, representing approximately 8.74% of outstanding stock, which totaled 81,799,188 shares on April 30th, 2005.

                                   GERDAU S.A.

Up to 6,500,000 preferred shares, representing approximately 3.16% of outstanding stock, which totaled 205,393,936 shares on April 30th, 2005.

This authorization will remain in force for a maximum of 30 days, starting June 30th 2005 and ending on July 29th 2005, it being the responsibility of the Officers of each company to determine the quantities of shares and appropriateness of each operation.

The operations will be carried out on stock exchanges, at market prices, with the intermediation of the same brokers appointed on May 30th, 2005, as follows:

Bradesco S.A. Corretora de Titulos e Valores Mobiliarios
     Av. Ipiranga, 282 - 1(a) S/Loja, 13(0), 14(0), 15(0) andares -
     Sao Paulo - SP
Itau Corretora de Valores S.A.
     Av. Dr. Hugo Beolchi, 900 15(0) Andar - Sao Paulo - SP Merrill Lynch S.A. Corretora de Titulos e Valores Mobiliarios
     Av. Brigadeiro Faria Lima, 3400 16(0) Andar - Sao Paulo - SP Unibanco Investshop Corretora de Valores Mobiliarios S.A
     Av. Eusebio Matoso, 891 - 18(0) andar - Sao Paulo - SP UBS Corretora de Cambio e Valores Mobiliarios S.A.
      Praia do Botafogo, 228 16(0) Andar Ala B - Rio de Janeiro - RJ

                         Porto Alegre, June 28th, 2005.

                             OSVALDO BURGOS SCHIRMER
                            Vice President of Finance
                         Director of Investor Relations